

April 3, 2018

Subject: Certification of Financial Statements by Principal Executive Officer

I, Jameen Willis, certify that:

(1) the financial statements of Nicci Willis & Co. included in this Form are true and complete in all material respects; and

(2) there is no tax return information of Nicci Willis & Co. filed with this form for the fiscal year ended 12-31-2017, because the account was funded in April 2017 and there have been no expenses against this account.

Sincerely,

DocuSigned by:

JameenWillis   4/ 3/ 2018

FAEF18E7FAF9453...

Jameen Willis

Managing Director

Nicci Willis & Co

6974 Creekside Way

Hamilton, OH 450111

UNAUDITED FINANCIAL STATEMENTS

Balance Sheet

As of

03/31/2018

This sheet lists assets and liabilities. Enter values in the shaded cells below.

Assets

Cash and Cash Equivalents	
Checking Accounts	$40.00
Saving Accounts	0
Total Cash	$40.00
Current Assets	
Accounts Receivable (net)	0
Inventory	0
Prepayments	0
Total Current Assets	0
Property, Plant and Equipment	
Vehicles (net)	0
Furniture & Fixtures (net)	0
Equipment (net)	0
Buildings (net)	0
Land	0
Total Property, Plant and Equipment	0
Other Assets	
Other Assets	0
Total Other Assets	0
Total assets	40

Liabilities and Owner's Equity

Current Liabilities	
Accounts payable	0
Notes payable	0



UNAUDITED FINANCIAL STATEMENTS

Other Current Liabilities	0
Total Current Liabilities	0
Non-Current Liabilities	
Long-term Notes Payable	0
Loans	0
Other Non-Current Liabilities	0
Total Non-Current Liabilities	0
Total liabilities	0
Owners' equity	
Common Units	$40.00
Retained Earnings	0
Other	0
Total owners' equity	$40.00
Total liabilities and equity	$40.00
Balance check (should be Zero)	0



Compton Vacation Rental

3 Year Income Projection		Year 2018		Year 2019		Year 2020
Rental Revenue	$	67,230	$	89,640	$	89,640
		0		78		222
Total Revenue	**$**	**67,230**	**$**	**89,718**	**$**	**89,862**
Expenses						
Vacancy Accrual $1,867.50 (25%)		16,808		16,880		16,988
Repairs $13,819.50 (185%)		10,365		13,820		13,820
Electricity $300.00 (4%)		2,700		3,678		3,822
Water & Sewer $130.00 (2%)		1,170		1,638		1,782
Insurance $55.00 (1%)		495		738		882
P&I $1,041.95 (14%)		8,479		11,219		11,112
Property Taxes $99.50 (1%)		896		1,272		1,416
Misc $300.00 (4%)		2,700		3,678		3,822
Total Expenses	**$**	**43,612**	**$**	**52,922**	**$**	**53,643**
Net Income	**$**	**23,618**	**$**	**36,796**	**$**	**36,219**